UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04009704

February 25, 2004

Eileen Casal
Vice President, General Counsel
Teradyne, Inc.
321 Harrison Avenue
Boston, MA 02118-2238

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/25/2004

Re: Teradyne, Inc.
Incoming letter dated January 30, 2004

Dear Ms. Casal:

This is in response to your letter dated January 30, 2004 concerning a shareholder proposal submitted to Teradyne by the United Brotherhood of Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
MAR 08 2004
THOMSON
FINANCIAL

Enclosures

cc: Edward Durkin
Corporate Governance Advisor
United Brotherhood of Carpenters and Joiners of America
Corporate Governance Project
101 Constitution Avenue, N.W.
Washington, DC 20001

97210

321 Harrison Avenue, Boston, MA 02118-2238 | p: 617.482.2700 | www.teradyne.com

TERADYNE
Because Technology Never Stops

January 30, 2004

Via Overnight Courier

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of the United Brotherhood of Carpenters Pension Fund – Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of Teradyne, Inc. ("Teradyne" or the "Company"), to omit from its proxy statement and form of proxy for Teradyne's 2004 Annual Meeting of Shareholders (collectively, the "2004 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof (the "Supporting Statement") received from the United Brotherhood of Carpenters Pension Fund ("UBC"). The Proposal requests that Teradyne's Board of Directors (the "Board"), "in developing future senior executive equity compensation plans, utilize performance and time-based restricted share programs in lieu of stock options," and specifies certain features such plans should include. The Proposal and Supporting Statement are attached hereto as Attachment 1.

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to UBC, informing it of Teradyne's intention to omit the Proposal and the Supporting Statement from the 2004 Proxy Materials. Teradyne intends to begin distribution of its definitive 2004 Proxy Materials on April 19, 2004. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not fewer than 80 days before Teradyne files its definitive 2004 Proxy Materials with the Securities and Exchange Commission (the "Commission").

Teradyne hereby respectfully requests that the staff of the Division of Corporation Finance (the "Staff") concur in its opinion that the Proposal and Supporting Statement may be excluded from Teradyne's 2004 Proxy Materials pursuant to the following rules, as more fully discussed below:

(1) Rule 14a-8(i)(7), because the Proposal and Supporting Statement relate to Teradyne's ordinary business operations; and

(2) Rule 14a-8(i)(3), because the Proposal and Supporting Statement are materially false and misleading and impermissibly vague and indefinite in violation of the proxy rules.

While Teradyne strongly believes that precedent and other authority support exclusion of the Proposal and Supporting Statement on the foregoing bases, if the Staff were to depart from this precedent and authority in responding to this letter, Teradyne believes that the Proposal and Supporting Statement nonetheless would have to be substantially revised before they could be included in the Company's 2004 Proxy Materials, also pursuant to Rule 14a-8(i)(3).

Statement of Reasons to Exclude:

I. The Proposal and Supporting Statement may be excluded under Rule 14a-8(i)(7) because they relate to Teradyne's ordinary business operations.

The Proposal and Supporting Statement may be excluded pursuant to Rule 14a-8(i)(7), which permits the exclusion of shareholder proposals dealing with matters relating to a company's "ordinary business operations".

When addressing the exclusion of shareholder proposals concerning employee compensation, the Staff has found that proposals relating to "general compensation policy" relate to ordinary business operations under the exclusive domain of management and therefore may be excluded under Rule 14a-8(i)(7). On the other hand, proposals concerning the compensation of "executive officers" are not excludable. *See American Express Co. (Jan. 6, 2003).* Because the Proposal addresses general compensation policy it may be properly excluded from the 2004 Proxy Materials.

While the Proposal as drafted appears to address the compensation of senior executives, by its terms, it could actually restrict the equity compensation of all Teradyne employees. The last sentence of the Resolved paragraph of the Proposal reads: "Restricted shares issued by the Company should include the following features: . . ." and proceeds to enumerate four performance and time-based restrictions. On a literal reading, these four restrictions could apply to all restricted shares issued by the Company as this sentence does not limit the restrictions on restricted shares to those issued to "senior executives" as does the previous sentence of the Proposal. Thus, the Proposal effectively relates to the "general compensation policy" of all employees. This function has historically been vested in management. Indeed, permitting shareholders to determine the details of the general compensation policy of all employees amounts to micro-management of the Company and interferes with the Board's responsibility to determine the compensation of employees in a manner that is in the best interests of Teradyne and its shareholders. The level of specificity set forth in the Proposal goes far beyond that needed to further a broad policy goal regarding long-term, performance-based equity compensation.

A company's decision regarding what form of long-term equity compensation should be awarded to its employees is based, not only upon criteria surrounding the employee's position and performance, but also upon the accounting and tax ramifications the compensation will have for the company. It is up to the Board, as part of its fiduciary duty to act in the bests interests of Teradyne, to determine appropriate compensation policies for its employees, including senior executives. For example, Teradyne currently does not have a shareholder-approved equity compensation plan which allows for grants of restricted stock. As a result, if Teradyne were required to grant restricted stock to its senior officers under a non-shareholder approved plan, shares granted under that plan would be subject to the limits on deductibility imposed by Section 162(m) of the Internal Revenue Code. Teradyne could lose a valuable tax deduction for the compensation paid to certain senior officers in excess of the limits imposed by Section 162(m). The Board is in the unique position to balance the compensatory needs of the organization against the tax, accounting and other issues which arise out of executive compensation. A determination as to whether Teradyne should change its current equity compensation plan should only be made by the Board after a thorough analysis of all issues. The Board should not be obligated to relinquish its fiduciary duty to act in the best interests of Teradyne as the result of a proposal from one of its shareholders.

Accordingly, the Proposal relates to the Company's ordinary business operations and may be excluded from the 2004 Proxy Materials under Rule 14a-8(i)(7).

II. The Proposal and Supporting Statement may be excluded under Rule 14a-8(i)(3) because they are materially false and misleading and impermissibly vague and indefinite.

A shareholder proposal or supporting statement may be excluded under Rule 14a-8(i)(3) when it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy soliciting materials." Additionally, a proposal may be sufficiently vague and indefinite to justify its exclusion where "neither the shareholders voting on the proposal nor the Company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Philadelphia Electric Company (Jul. 30, 1992).*

The Proposal is materially false and misleading with respect to its stated intention to encourage a long-term connection between Teradyne and its executives and to create long-term performance incentives for Teradyne's executives. The Supporting Statement repeatedly states that the Proposal is designed to present executives with "long-term" incentives which benefit the Company in the "long-term." The first paragraph of the Supporting Statement, explains that the goal of the proposal is to "motivate executives to achieve *long-term* corporate value creation goals" (emphasis added). In this same paragraph, the Supporting Statement also claims that the intention of the Proposal is to ensure "a *long-term* equity compensation component" to compensation (emphasis added). The second paragraph of the Supporting Statement claims that the Proposal is a "preferred mechanism for providing senior executives *long-term* equity compensation" (emphasis added). Finally, the last paragraph of the Supporting Statement claims that the Proposal will reward participants for "their *long-term* contributions" to Teradyne and will advance the "*long-term* interests of our Company, its shareholders, employees and other important constituents" (emphasis added). However, the Proposal fails to mention that implementing the Proposal may have certain tax consequences which could have the effect of creating incentives for senior executives to leave Teradyne in the intermediate-term – before long-term goals and plans are even realized. As restricted shares vest, the holder of the shares becomes subject to tax liability. A common way to raise the cash to satisfy such a tax liability is to sell some of the stock which has vested. Under paragraph 4 of the Proposal, the senior executives would be prohibited from selling shares "for the duration of their tenure with the Company." Therefore, senior executives could be forced to resign from Teradyne in order to sell shares and satisfy tax liabilities incurred as a result of the structure of equity compensation under the Proposal. The irony is that tax liabilities incurred in connection with the vesting of restricted stock would be highest in periods during which Teradyne's stock price increases the most – possibly forcing the very employees contributing to Teradyne's long-term success to leave the Company. This effect of the Proposal is inconsistent with the stated goals of promoting Teradyne's "long-term" growth through "long-term" associations with valuable employees. Because the Supporting Statement does not mention that the Proposal actually could encourage employees to leave Teradyne before long-term goals can be met, it is materially false and misleading and the Proposal and Supporting Statement may be excluded from the 2004 Proxy Materials.

Additionally, the Supporting Statement's claim that the Proposal was crafted to align management incentives with Teradyne's "long-term" interests is materially false and misleading because, if the Board or the Compensation Committee were to act in accordance with the Proposal, it may prevent the Company from exercising the flexibility required to succeed over the long-term in a complex and constantly changing business environment. For example, the Proposal requests that the Board issue restricted shares in lieu of stock options. Over the years, there has been a constant shift in the preferences of corporations, executives and investors regarding the incentive effects of stock options and restricted shares. While in recent years several corporations have eliminated stock options in favor of grants of restricted shares, many companies, and indeed many employees, continue to believe that either some combination of stock options and restricted shares or stock options alone are a better vehicle for providing long-term incentives to employees. In the future, the pendulum may shift back in favor of stock options or even some other form of equity compensation. Any proposal that attempts to limit the Board's flexibility with respect to compensation could prevent Teradyne from reacting to such changes and may handicap Teradyne in its efforts to hire the most qualified employees. In addition, while the Proposal grants some discretion to the Compensation Committee, paragraphs 2 through 4 could place permanent restrictions on vesting terms, dividend and voting rights and the ability of grantees to sell vested shares. Teradyne competes for employees in a competitive, rapidly changing market and such fixed terms could tie the hands of the Board and could make it far more difficult for Teradyne to attract and retain qualified, talented employees. Depending on the future course of market terms, compensation terms fixed today could prevent the Board from offering potential and desirable employees competitive compensation packages in the future, especially if Teradyne is competing for employees against companies with the flexibility to offer such employees the equity compensation packages they desire. Therefore, implementing the Proposal could prevent Teradyne from being in a position to compete for, hire and retain the most qualified people for the most important positions in the Company. The Supporting Statement does not disclose the long-term risks inherent in such an inflexible equity compensation plan and therefore is materially false and misleading.

Finally, the Proposal and the Supporting Statement are materially false and misleading because they fail to disclose the negative tax and accounting effects which could result from implementation of the Proposal. If Teradyne were to issue restricted stock with either performance-based or time-based vesting, it could be required to account for such issuances as a compensation expense deducted from its earnings. In addition, if Teradyne were to issue restricted stock with performance-based vesting, it could result in variable accounting treatment for such issuances. In either case, the accounting treatment could have a negative impact on Teradyne's financial statements. Also, as further discussed in Section I above, if Teradyne were required to issue restricted stock under an equity compensation plan not approved by its shareholders, the deductibility limits of Section 162(m) of the Internal Revenue Code could result in Teradyne losing a valuable tax deduction. The negative accounting and tax treatment of such issuances could make Teradyne less attractive to its current shareholders, to the investment community and to current and future employees. Because the Supporting Statement does not address this fact, the Supporting Statement and Proposal may be excluded as materially false and misleading.

In addition to being materially false and misleading, the Proposal contains provisions which are sufficiently vague and indefinite as to justify its exclusion. The section of the Proposal entitled "Operational Performance Measures" contains several provisions which are so vague and indefinite that were the Proposal to pass it would be nearly impossible for the Board or the Compensation Committee to implement it. Therefore, the Proposal is properly excludable from the 2004 Proxy Materials. The relevant section of the Proposal states that the Compensation Committee should implement a plan for issuing restricted shares which "should utilize justifiable operational performance criteria combined with challenging performance benchmarks for each criteria utilized." The Compensation Committee would be charged with implementing "justifiable" criteria using "challenging" benchmarks and reporting such decisions to the shareholders. However, it would be nearly impossible for the Compensation Committee to support its decisions to the shareholders as either "justifiable" or "challenging." These terms are so vague as to virtually guarantee disagreement among the members of the Compensation Committee as well as between the Compensation Committee and the shareholders who desire to implement the Proposal. Accordingly, the Proposal is vague and indefinite to the point where no party would be able to determine what is required under the Proposal and may be excluded pursuant to Rule 14-a(8)(i)(3).

V. Conclusion.

Based upon the foregoing analysis, we respectfully request that the Staff take no action if Teradyne excludes the Proposal and Supporting Statement of UBC in its 2004 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at 617-422-3038 if I can be of any further assistance in this matter.

Sincerely,

Eileen Casal
Vice President, General Counsel
Teradyne, Inc.

cc: Edward J. Durkin, United Brotherhood of Carpenters Pension Fund

Attachment 1

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

December 19, 2003

Ms. Eileen Casal
Corporate Clerk
Teradyne, Inc.
321 Harrison Avenue
Boston, MA 02118

Re: Shareholder Proposal

Dear Ms. Casal:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Teradyne, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of executive compensation and restricted shares. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 3,100 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Carpenter pension funds are long-term holders of the Company's common stock.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin

Enclosure

Performance and Time-Based Restricted Shares Proposal

Resolved, that the shareholders of Teradyne, Inc. ("Company") hereby request that the Board of Directors' Compensation Committee, in developing future senior executive equity compensation plans, utilize performance and time-based restricted share programs in lieu of stock options. Restricted shares issued by the Company should include the following features:

(1) Operational Performance Measures - The restricted share program should utilize justifiable operational performance criteria combined with challenging performance benchmarks for each criteria utilized. The performance criteria and associated performance benchmarks selected by the Compensation Committee should be clearly disclosed to shareholders.

(2) Time-Based Vesting – A time-based vesting requirement of at least three years should also be a feature of the restricted shares program. That is, in addition to the operational performance criteria, no restricted shares should vest in less than three years from the date of grant.

(3) Dividend Limitation - No dividend or proxy voting rights should be granted or exercised prior to the vesting of the restricted shares.

(4) Share Retention – In order to link shareholder and management interests, a retention feature should also be included; that is, all shares granted pursuant to the restricted share program should be retained by the senior executives for the duration of their tenure with the Company.

The Board and Compensation Committee should implement this restricted share program in a manner that does not violate any existing employment agreement or equity compensation plan.

Supporting Statement: As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to achieve long-term corporate value creation goals. The Company's executive compensation program should include a long-term equity compensation component with clearly defined operational performance criteria and challenging performance benchmarks.

We believe that performance and time-based restricted shares are a preferred mechanism for providing senior executives long-term equity compensation. We believe that stock option plans, as generally constituted, all too often provide extraordinary pay for ordinary performance. In our opinion, performance and time-based restricted shares provide a better means to tie the levels of equity compensation to meaningful financial performance beyond stock price performance and to condition equity compensation on performance above that of peer companies.

Our proposal recognizes that the Compensation Committee is in the best position to determine the appropriate performance measures and benchmarks. It is requested that detailed disclosure of the criteria be made so that shareholders may assess whether, in their opinion, the equity compensation system provides challenging targets for senior executives to meet. In addition, the restricted share program prohibits the receipt of dividends and the exercise of voting rights until shares vest.

We believe that a performance and time-based restricted share program with the features described above offers senior executives the opportunity to acquire significant levels of equity commensurate with their long-term contributions. We believe such a system best advances the long-term interests of our Company, its shareholders, employees and other important constituents. We urge shareholders to support this reform.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 25, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Teradyne, Inc.
Incoming letter dated January 30, 2004

The proposal requests that the board of directors' compensation committee, in developing future senior executive equity compensation plans, utilize performance and time-based restricted share programs in lieu of stock options.

We are unable to concur in your view that Teradyne may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Teradyne may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Teradyne may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Teradyne may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Song P. Brandon

Song P. Brandon
Attorney-Advisor